AF 3/6

[redacted]

SEC 08033473 ISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37065

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2007 (MM/DD/YY) AND ENDING June 30, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TransAm Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Douglas Avenue
(No. and Street)

Altamonte Springs	Florida	32714-2033
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

800 North Magnolia Avenue, Suite 1700	Orlando	Florida	32803
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 0 9 2009
THOMSON REUTERS

Mail Processing Section
AUG 19 2008
Washington, DC
103

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AF 3/6

OATH OR AFFIRMATION

I, Barry Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TransAm Securities, Inc., as of June 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

CONNIE J. PEACOCK
Commission DD 700443
Expires August 28, 2011
Bonded Thru Troy Fain Insurance 800-385-7019

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
x (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
TransAm Securities, Inc.
Altamonte Springs, Florida

We have audited the accompanying statements of financial condition of TransAm Securities, Inc. as of June 30, 2008 and 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TransAm Securities, Inc. as of June 30, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Orlando, Florida
August 11, 2008

TransAm Securities, Inc.

Statements of Financial Condition
June 30, 2008 and 2007

Assets		2008		2007
Cash and cash equivalents	$	93,897	$	93,653
Commissions receivable		210,166		201,922
Income tax receivable		1,405		-
Other assets		3,429		2,718
Total assets	$	308,897	$	298,293
Liabilities and Stockholder's Equity				
Liabilities				
Commissions payable	$	230,249	$	220,297
Accrued wages		4,485		-
Income taxes payable		-		561
Total liabilities		234,734		220,858
Stockholder's Equity				
Common stock, $.01 par value, 1,000 shares authorized, issued and outstanding		10		10
Additional paid-in capital		10,000		10,000
Retained earnings		64,153		67,425
Total stockholder's equity		74,163		77,435
Total liabilities and stockholder's equity	$	308,897	$	298,293

See Notes to Financial Statements.

TransAm Securities, Inc.

Statements of Income
Years Ended June 30, 2008 and 2007

	2008	2007
Revenues:		
Commission income	$ 3,166,669	$ 4,357,547
Other income	41,311	7,022
Total revenues	3,207,980	4,364,569
Expenses:		
Commissions	2,484,294	3,519,805
Marketing, management and administrative expenses	702,062	826,545
Licenses and regulatory expenses	24,675	6,940
Total expenses	3,211,031	4,353,290
Income (loss) before income taxes	(3,051)	11,279
Income tax expense	221	3,682
Net income (loss)	$ (3,272)	$ 7,597

See Notes to Financial Statements.

TransAm Securities, Inc.

Statements of Changes in Stockholder's Equity
Years Ended June 30, 2008 and 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at June 30, 2006	$ 10	$ 10,000	59,828	69,838
Net income	-	-	7,597	7,597
Balance at June 30, 2007	10	10,000	67,425	77,435
Net loss	-	-	(3,272)	(3,272)
Balance at June 30, 2008	**$ 10**	**$ 10,000**	**$ 64,153**	**$ 74,163**

See Notes to Financial Statements.

TransAm Securities, Inc.

Statements of Cash Flows
Years Ended June 30, 2008 and 2007

		2008		2007
Cash Flows From Operating Activities				
Net income (loss)	$	**(3,272)**	$	7,597
Adjustments to reconcile net income (loss) to net cash provided by operating activities:				
Deferred taxes		**-**		1,825
Change in operating assets and liabilities:				
(Increase) in commissions receivable		**(8,244)**		(113,070)
(Increase) decrease in refundable income tax		**(1,405)**		1,296
(Increase) decrease in other assets		**(711)**		4,525
Increase in commissions payable		**9,952**		112,216
Increase in accrued wages		**4,485**		-
Increase (decrease) in income taxes payable		**(561)**		561
Net cash provided by operating activities		**244**		14,950
Cash and cash equivalents:				
Beginning		**93,653**		78,703
Ending	$	**93,897**	$	93,653
Supplemental Disclosure of Cash Flow Information				
Cash payments for:				
Income taxes	$	**2,205**	$	-

See Notes to Financial Statements.

Note 1. Nature of Organization and Significant Accounting Policies

Organization: TransAm Securities, Inc. (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority. The primary activity has been sales of mutual funds, variable annuities, and limited partnership interests sponsored by unrelated third parties. The Company was incorporated under the laws of the state of Florida on November 21, 1986 as a securities broker-dealer.

A summary of the Company's significant accounting policies follows:

Revenue recognition: Commission income and related receivables and payables are recorded on the date the sale of the related financial product is made.

Cash and cash equivalents: The Company considers all highly liquid investments with original maturity of three months or less to be cash equivalents.

Commissions receivable: Commissions receivable are recorded at net realizable value. An allowance for doubtful accounts is provided based on prior collection experiences and management's analysis of specific accounts. The allowance is reviewed periodically and adjusted for commissions deemed uncollectible by management. In the opinion of management, no such allowance is deemed necessary.

Income taxes: The Company uses the asset and liability method of accounting for deferred taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Note 2. Related Party Transactions

The Company does not own office equipment or employ office administrative support personnel. Certified Financial Group, Inc. ("CFG") provides office space, equipment, and office administrative support personnel. On August 11, 2005, the Company entered into a marketing agreement with CFG to provide these services. The agreement shall continue in effect until terminated by either party. CFG is related through common management. Marketing, Management, and administrative expenses charged by CFG to the Company for the years ended June 30, 2008 and 2007 totaled approximately $683,000 and $811,000 respectively.

Note 3. Broker-Dealer Regulation

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2008, the Company had net capital, as defined, of $44,080 which is $28,423 in excess of its required net capital of $15,657. At June 30, 2007, the Company had net capital, as defined, of $57,055 which is $42,331 in excess of its required net capital of $14,724. At June 30, 2008 and 2007, the ratio of aggregate indebtedness to net capital was 5.33 to 1 and 3.87 to 1, respectively.

The Company is exempt from making computations of amounts on deposit in the Special Reserve Bank Account for the Exclusive Benefit of Customers under the provision of paragraph (k) of rule 15c3-3 under the Securities Exchange Act of 1934 and complying with certain other provisions of this rule.

The Company has no liabilities, which are subordinated to the claims of general creditors.

Note 4. Income Taxes

The differences in the computation of net income (loss) for income tax reporting purposes and financial reporting purposes are immaterial. Income tax expense differs from the amounts computed by applying the U.S. federal income tax rate of 34% primarily due to the tax rate differential. Income tax expense for the years ended June 30, 2008 and 2007 consists of:

	Current	Deferred
2008:		
Federal	$ 221	$ -
State	-	-
	$ 221	$ -
2007		
Federal	$ 1,857	$ 169
State	-	1,656
	$ 1,857	$ 1,825

Note 5. Business Concentrations

Commission income from one major Product Sponsor of the Company, accounted for $352,486 or 11% of total revenues for the year ended June 30, 2008. At June 30, 2008, commissions receivable included $3,428 from this major Product Sponsor.

TransAm Securities, Inc.

Supplementary Information - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
June 30, 2008

Net Capital		
Total stockholders' equity	$	74,163
Less non-allowable assets:		
Commissions receivable over 30 days old (net of $3,899 of related commissions payable)		2,162
Commissions receivable on sales of limited partnership units (net of $158,196 of related commissions payable)		23,087
Income tax receivable		1,405
Other assets		3,429
Total net capital	$	44,080
Aggregate Indebtedness		
Commissions payable	$	230,249
Accrued wages		4,485
Total aggregate indebtedness	$	234,734
Computation of Basic Net Capital Requirements		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	15,657
Excess net capital	$	28,423
Ratio: Aggregate indebtedness to net capital		5.33 to 1

There were no material differences between the above computation and the amounts reported in the Company's corresponding mandated Form X-17A-5 Part IIA filing. Accordingly, no reconciliation is deemed necessary.

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Board of Directors
TransAm Securities, Inc.
Altamonte Springs, Florida

In planning and performing our audit of the financial statements of TransAm Securities, Inc. (the Company) as of and for the year ended June 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Orlando, Florida
August 11, 2008

END